UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Allegheny Technologies Incorporated

(Exact Name of Registrant as Specified in Charter)

Delaware	1-12001	25-1792394
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1000 Six PPG Place, Pittsburgh, Pennsylvania		15222-5479
(Address of Principal Executive Offices)		(Zip Code)

Elliot S. Davis

Senior Vice President, General Counsel,

Chief Compliance Officer and Corporate Secretary

(412) 394-2800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

I. Overview

Allegheny Technologies Incorporated (“ATI”) is a global manufacturer of technically advanced specialty materials and components. Our strategies target the products and global growth markets that require and value our technical and manufacturing capabilities. Our largest markets are aerospace and defense, representing approximately 50% of our total sales, led by products for jet engines. Additionally, we have a strong presence in the oil & gas, medical, electrical energy, and automotive markets. ATI is a market leader in manufacturing differentiated products that require our unique manufacturing and precision machining capabilities and our innovative new product development competence. Our capabilities range from alloy development to final production of highly engineered finished components, as well as producing powders for use in next-generation jet engine forgings and 3D-printed aerospace products.

We have adopted a conflict minerals policy that is publicly available on our website at www.ATImetals.com at “About ATI – Suppliers.” This Form SD is available at the “Investor Relations” page of our website, www.ATImetals.com.

II. Conflict Minerals Disclosure

Based on ATI’s procedures described below, for products that we manufactured in 2018 the responses to ATI’s Reasonable Country of Origin Inquiry during the 2018 calendar year reporting period gave ATI no reason to believe that any tin, tungsten, tantalum or gold not from scrap or recycled sources that are intentionally added and necessary to the functionality or production of our products (“necessary conflict minerals”) originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”).

A. Conflict Minerals Procedures

With respect to 2018 production, ATI continued to utilize the risk-based approach that it established beginning for 2013, which consists of the following three main elements:

1. Product Risk Assessment:

All ATI business units performed a conflict minerals product risk assessment. This process required a review by qualified employees of material specifications and product requirements to determine which ATI products, in their manufacture, include necessary conflict minerals. This assessment considered all materials that become part of a final product. Each ATI business unit is required to maintain a narrative describing this assessment process and a product risk matrix that lists information about the products that include necessary conflict minerals. The product risk assessment is also conducted by the business units as new products are developed.

2. Supplier Risk Assessment

All ATI business units that manufacture products that include necessary conflict minerals performed a supplier risk assessment, which consisted of the identification of (i) all purchased materials that include necessary conflict minerals, and (ii) all suppliers of these materials. This assessment considered all materials that become part of a final product. Once the purchased materials and suppliers were identified, each business unit determined whether the necessary conflict minerals were from scrap or recycled sources. This supplier risk assessment was performed by qualified individuals and included review of applicable material specifications, purchasing records, and other documentation. The supplier risk assessment is also conducted as new suppliers are evaluated.

Each ATI business unit that performed the supplier risk assessment is required to maintain a narrative describing this assessment process and a supplier risk matrix that lists information about the suppliers and purchased materials.

3. Reasonable Country of Origin Inquiry (“RCOI”)

Once ATI identified the necessary conflict minerals in our supply chain that were not from scrap or recycled sources, ATI requested a completed Conflict Minerals Reporting Template (“CMRT” – available at http://www.responsiblemineralsinitiative.org /), at the product level, from each supplier of materials containing necessary conflict minerals. In addition, ATI requested that each supplier provide the country(ies) of origin of the necessary conflict minerals and supporting documentation from applicable smelters with the completed CMRT. Letters or statements from suppliers in support of or in place of a CMRT were also accepted as deemed appropriate.

All completed CMRTs and other responses were reviewed for completeness, consistency of information, and overall reasonableness. Further inquiry and engagement with suppliers was performed as deemed necessary to obtain additional or complete information or clarification.

Additionally, in further support of ATI’s RCOI process, direct/first tier suppliers of materials containing non-scrap/non-recycled necessary conflict minerals were screened using a third party online screening database to determine if there were any “red flags” (such as inclusion on regulatory watch lists/sanction lists or adverse media articles) which could cause us to question any RCOI information provided by the supplier. Supplier screening and resolution of any potential “red flags” were documented as part of the RCOI process. Following the initial screening, suppliers are monitored on an ongoing basis using this screening tool, and any potential supplier “red flags” that are raised will continue to be reviewed and resolved and additional actions will be taken with suppliers as required.

B. Results of RCOI for 2018

We believe that we have identified all of the products that we manufactured in 2018 that contain necessary conflict minerals and have identified all suppliers that provided us with non-scrap/non-recycled materials containing necessary conflict minerals in 2018.

In all cases, these suppliers provided us with a completed CMRT or other reasonable response, and appropriate information relating to the country(ies) of origin of the necessary conflict minerals. Furthermore, in accordance with our described RCOI process, any potential “red flags” raised in the suppliers’ responses were investigated and resolved.

With respect to the period covered by this report, calendar year 2018, the responses from our suppliers, our review of this information and additional investigatory measures taken as needed, as described in Part II.A.3. of this report, gave ATI no reason to believe that, in the manufacture of our products in 2018, non-scrap/non-recycled necessary conflict minerals originated in the Covered Countries.

III. Mitigating Conflict Minerals Risk

ATI has procurement controls for purchasing materials that contain necessary conflict minerals, which include completion of the RCOI process at the time that a supplier is on-boarded, flowing-down conflict minerals requirements to applicable suppliers, and implementing standard purchase terms and conditions to address conflict minerals compliance. In addition, within our supply chain, we continue to communicate ATI’s conflict minerals policy requirements and our expectations of our suppliers, as set forth on the “About ATI – Suppliers” page of our website, www.ATImetals.com. These measures reflect ATI’s ongoing commitment to full compliance with Section 1502 of the Dodd-Frank Act and supply chain transparency.

Item 1.02	Exhibit

None

Section 2—Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

By:	/s/ Elliot S. Davis	Dated: May 30, 2019
Elliot S. Davis Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary